UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934






                             CommNet Cellular Inc.

                               (Name of Issuer)

                    Common Stock, par value $.001 per share

                        (Title of Class of Securities)

                                  202604 20 3
                                (CUSIP Number)

                               Mark T. Gallogly
                  Blackstone Management Associates II L.L.C.
                               345 Park Avenue
                           New York, New York 10154
                                (212) 836-9805

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               February 10, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP No.   202604 20 3


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          Blackstone CCI Capital Partners L.P.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/

                                                                     (b) / /

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

          AF, OO
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  / /

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
              7   SOLE VOTING POWER
 NUMBER OF
   SHARES              3,097,488
BENEFICIALLY  8   SHARED VOTING POWER
   OWNED
     BY                0
    EACH
REPORTING     9   SOLE DISPOSITIVE POWER
   PERSON
   WITH                2,833,961
              10  SHARED DISPOSITIVE POWER

                       0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,097,488
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                     / /


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          68.4%

 14  TYPE OF REPORTING PERSON*

          PN
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP No.   202604 20 3


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          Blackstone CCI Offshore Capital Partners L.P.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/

                                                                     (b) / /

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

          AF, OO
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  / /

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
              7   SOLE VOTING POWER
 NUMBER OF
   SHARES              835,743
BENEFICIALLY  8   SHARED VOTING POWER
   OWNED
     BY                0
    EACH
REPORTING      9   SOLE DISPOSITIVE POWER
   PERSON
     WITH              835,743
              10  SHARED DISPOSITIVE POWER

                       0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          835,743
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                     / /


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          18.5%

 14  TYPE OF REPORTING PERSON*

          PN
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP No.  202604 20 3

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          Blackstone Family Investment Partnership II L.P.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/

                                                                     (b) / /

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

          AF, OO
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  / /


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
              7   SOLE VOTING POWER
 NUMBER OF
   SHARES              5,936
BENEFICIALLY  8   SHARED VOTING POWER
   OWNED
     BY                0
    EACH
REPORTING     9   SOLE DISPOSITIVE POWER
   PERSON
    WITH               5,936
              10  SHARED DISPOSITIVE POWER

                       0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,936
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                     / /

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.1%

 14  TYPE OF REPORTING PERSON*

          PN
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP No.  202604 20 3


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          Blackstone Management Associates II L.L.C.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/

                                                                     (b) / /


 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

          AF, OO
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  / /



 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
              7   SOLE VOTING POWER
 NUMBER OF
   SHARES              3,939,167
 BENEFICIALLY   8   SHARED VOTING POWER
   OWNED
     BY                0
    EACH
 REPORTING     9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                       3,675,640
              10  SHARED DISPOSITIVE POWER

                       0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,939,167
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                     / /

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          87.0%

 14  TYPE OF REPORTING PERSON*

          OO
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP No.  202604 20 3


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          Peter G. Peterson
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/

                                                                     (b) / /

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

          AF, OO
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  / /


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
              7   SOLE VOTING POWER
 NUMBER OF
   SHARES              3,939,167
BENEFICIALLY   8   SHARED VOTING POWER
   OWNED
    BY                0
   EACH
 REPORTING     9   SOLE DISPOSITIVE POWER
  PERSON
   WITH                3,675,640
              10  SHARED DISPOSITIVE POWER

                       0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,939,167
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES
     CERTAIN SHARES*                                                     / /

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          87.0%

 14  TYPE OF REPORTING PERSON*

          IN
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP No.  202604 20 3


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          Stephen A. Schwarzman
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/

                                                                     (b) / /

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

          AF, OO
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  / /



 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
              7   SOLE VOTING POWER
 NUMBER OF
   SHARES              3,939,167
BENEFICIALLY   8   SHARED VOTING POWER
   OWNED
    BY                0
   EACH
 REPORTING     9   SOLE DISPOSITIVE POWER
   PERSON
    WITH               3,675,640
              10  SHARED DISPOSITIVE POWER

                       0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,939,167
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                    / /

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          87.0%

 14  TYPE OF REPORTING PERSON*

          IN
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    SCHEDULE 13D


CUSIP No.  202604 20 3

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Chase Equity Associates, L.P.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /

                                                                     (b) / /

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

          AF, OO
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  / /


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          California
               7   SOLE VOTING POWER
 NUMBER OF
   SHARES              0
BENEFICIALLY   8   SHARED VOTING POWER
   OWNED
    BY                 0
   EACH
 REPORTING     9   SOLE DISPOSITIVE POWER
   PERSON
    WITH               277,778
              10  SHARED DISPOSITIVE POWER

                       0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          277,778
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                     / /


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.1%

 14  TYPE OF REPORTING PERSON*

          PN
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    SCHEDULE 13D


CUSIP No.  202604 20 3


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          Sunapee Securities, Inc.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/

                                                                     (b) / /

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

          AF, OO
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Massachusetts
              7   SOLE VOTING POWER
 NUMBER OF
   SHARES              0
 BENEFICIALLY
    OWNED     8   SHARED VOTING POWER
     BY
    EACH               0
  REPORTING   9   SOLE DISPOSITIVE POWER
   PERSON
                       20,833    WITH
              10  SHARED DISPOSITIVE POWER

                       0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          20,833
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                     / /

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.5%

 14  TYPE OF REPORTING PERSON*

          CO
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    SCHEDULE 13D


CUSIP No.  202604 20 3

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          Squam Lake Investors, II, L.P.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/

                                                                     (b) / /

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

          WC, OO
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
              7   SOLE VOTING POWER
 NUMBER OF
   SHARES              0
 BENEFICIALLY
   OWNED      8   SHARED VOTING POWER
     BY
    EACH               0
  REPORTING   9   SOLE DISPOSITIVE POWER
   PERSON
    WITH               20,833
              10  SHARED DISPOSITIVE POWER

                       0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          20,833
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                     / /


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.5%

 14  TYPE OF REPORTING PERSON*

          PN
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       STATEMENT PURSUANT TO RULE 13d-1

                                    OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


Item 1.   Security and Issuer.

This Statement on Schedule 13D relates to the Common Stock, par value $.001 per share ("Common Stock"), of CommNet Cellular Inc., a Colorado corporation (the "Company"). The principal executive offices of the Company are located at 8350 East Crescent Parkway, Suite 400, Englewood, Colorado 80111.


Item 2.   Identity and Background.

This Schedule 13D is being filed jointly by Blackstone CCI Capital Partners L.P., a Delaware limited partnership ("BCP CCI"), Blackstone CCI Offshore Capital Partners L.P., a Cayman Islands exempted limited partnership ("BCP CCI Offshore"), Blackstone Family Investment Partnership II L.P., a Delaware limited partnership ("BFIP II"), Blackstone Management Associates II L.L.C., a Delaware limited liability company ("BMA II"), Mr. Peter G. Peterson, Mr. Stephen A. Schwarzman, Chase Equity Associates, L.P., a California limited partnership ("Chase"), Sunapee Securities, Inc., a Massachusetts corporation ("Sunapee"), and Squam Lake Investors, II, L.P., a Delaware limited partnership ("Squam") (the foregoing, collectively, the "Reporting Persons").

BMA II is the sole general partner of BCP CCI and BFIP II and the sole investment general partner of BCP CCI Offshore. Blackstone Services (Cayman) LDC, a Cayman Islands limited duration company, is the administrative general partner of BCP CCI Offshore. Pursuant to the partnership agreement of BCP CCI Offshore, BMA II has the sole power to vote securities held by BCP CCI Offshore and the sole power to dispose of securities held by BCP CCI Offshore. BCP CCI, BCP CCI Offshore and BFIP II will hereinafter be referred to collectively as the "Blackstone Partnerships."

BCP CCI and BCP CCI Offshore were formed to effect the transactions described in Item 4 below and have not engaged in any activities other than those incident to their formation and such transactions. The principal business of BFIP II consists of committing capital to facilitate corporate restructurings, leveraged buyouts, bridge financings and other investments. The principal business of BMA II consists of performing the functions of, and serving as, the general partner of BCP CCI and of certain affiliates and the investment general partner of BCP CCI Offshore and of certain affiliates.
The principal business and office address of BCP CCI, BFIP II and BMA II is 345 Park Avenue, New York, New York 10154. The principal business and office address of BCP CCI Offshore is c/o Blackstone Services (Cayman) LDC c/o Hemisphere Management (Cayman) Ltd., Zephyr House, Mary Street, 5th Floor, Georgetown, Grand Cayman, Cayman Islands.

Messrs. Peter G. Peterson and Stephen A. Schwarzman are the founding members (the "Founding Members") of BMA II. The other members of BMA II are David A.

Stockman, Michael B. Hoffman, James J. Mossman, Arthur B. Newman, Anthony Grillo, J. Tomilson Hill, Mark T. Gallogly, Glenn H. Hutchins, Howard A. Lipson, Thomas J. Saylak, John Z. Kukral, Kenneth C. Whitney, Michael Puglisi and Timothy R. Coleman (collectively and together with the Founding Members, the "Members"). Each of the Members is a United States citizen. The principal occupations of each of the Members is serving as an executive of one or more of the Blackstone Partnerships, BMA II, and their affiliates.
The Founding Members are the managing members of BMA II. The business address of each of the Members is 345 Park Avenue, New York, New York 10154.

Chase is a California limited partnership whose principal office is located at c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017. Chase is engaged in the venture capital and leveraged buyout business. The general partner of Chase is Chase Capital Partners, a New York general partnership ("CCP"), which is also engaged in the venture capital and leveraged buyout business and whose principal office is located at the same address as Chase.

Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen whose principal occupation is serving as a general partner of CCP and whose business address (except for Mr. Soghikian) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

          John R. Baron
          Mitchell J. Blutt, M.D.
          Arnold L. Chavkin
          Michael R. Hannon
          Donald J. Hofmann
          Stephen P. Murray
          John M.B. O'Connor
          Brian J. Richmand
          Shahan D. Soghikian
          Jeffrey C. Walker
          Damion E. Wicker, M.D.

Mr. Soghikian's principal business office address is c/o Chase Capital Partners, 125 London Wall, London EC2Y5AJ, England.

Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chase Capital Corporation, a New York corporation formerly known as Chemical Capital Corporation ("Chase Capital"), CCP Principals, L.P., a Delaware limited partnership ("Principals"), and CCP European Principals, L.P., a Delaware limited partnership ("European Principals"), each of whose principal office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. Chase Capital is a wholly owned subsidiary of The Chase Manhattan Corporation, a Delaware corporation ("CMC"). The general partner of each of Principals and European Principals is Chase Capital. Chase Capital, Principals and European Principals are each engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses and principal occupations or employments of each executive officer and director of Chase Capital, each of whom is a U.S. citizen.

CMC is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations or employments and citizenship of each executive officer and director of CMC.

Insofar as the requirements of Items 3-6 inclusive of this Schedule 13D Statement require that in addition to Chase, the information called for therein should be given with respect to each of the other persons listed in this Item 2 with respect to Chase, including CCP, CCP's individual general partners, Chase Capital, Chase Capital's executive officers and directors, Principals, Principals' controlling partners, European Principals, European Principals' controlling partners, CMC and CMC's executive officers and directors, the information provided in Items 3-6 with respect to Chase should also be considered fully responsive with respect to the aforementioned persons who have no separate interests in the Company's Common Stock which is required to be reported thereunder. Although the definition of "beneficial ownership" in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), might also be deemed to constitute these other persons beneficial owners of the Company's Common Stock acquired by Chase, neither the filing of this statement nor any of its contents shall be deemed an admission that any of such persons is a beneficial owner of the Company's Common Stock acquired by Chase or a member of a group together with Chase, either for the purpose of Schedule 13D of the Exchange Act or for any other purpose with respect to the Company's Common Stock.

Sunapee is a Massachusetts corporation and a wholly owned subsidiary of Bain & Company, Inc., a Massachusetts corporation ("BC"). Squam is a Delaware limited partnership whose managing general partner is GPI, Inc., a Massachusetts corporation ("GPI"). CIGP, Inc., a Delaware corporation ("CIGP"), is also a general partner of Squam. GPI is a wholly owned subsidiary of BC and CIGP is wholly owned by Colin F. Anderson.

The principal office of each of Sunapee, Squam, GPI, CIGP and BC is Two Copley Place, Boston, Massachusetts 02116. The names, citizenship, principal occupations and principal business addresses of Mr. Anderson and the directors and executive officers of Sunapee, GPI, CIGP and BC are set forth on Schedule C.

The principal business of Sunapee is to hold investments. The principal business of each of GPI and CIGP is that of general partner of Squam and certain other investment funds. The principal business of Bain & Company is management consulting.

During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this
Item 2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

The amount and sources of funds used in connection with the Merger (as defined in Item 4) and related transactions consisted of (i) borrowings of $680.0 million under a Credit Agreement, dated as of September 18, 1997, among the Company, the several lenders from time to time parties thereto and The Chase Manhattan Bank as Administrative Agent (filed as Exhibit 10.10 to the Form 10-K of the Company for the fiscal year ended September 30, 1997), and (ii) the contribution of $141.8 million in equity by the Blackstone Partnerships, Chase, Sunapee and Squam (collectively, the "Stockholders").

Item 4.   Purpose of Transaction.

AV Acquisition Corp., a Delaware corporation ("AV"), and the Company entered into an Agreement and Plan of Merger, dated as of May 27, 1997 (the "Merger Agreement"), which provided for the merger of AV with and into the Company (the "Merger"), with the Company being the surviving corporation of the Merger. The Merger and the transactions contemplated thereby were consummated on February 10, 1998, at which time (i) AV merged with and into the Company, (ii) pursuant to the cash-election procedures of the Merger Agreement, each share of Common Stock outstanding immediately prior to the Merger was converted into the right to receive $36.00 per share in cash, except for 588,611 shares which were retained by stockholders of the Company and (iii) BCP CCI, BCP CCI Offshore, BFIP II, Chase, Sunapee and Squam, the stockholders of AV immediately prior to the consummation of the Merger, acquired 2,833,961; 835,743; 5,936; 221,861; 20,833 and 20,833 shares, respectively, of Common Stock.

Immediately following the consummation of the Merger, the board of directors of the Company consisted of Arnold C. Pohs, Daniel P. Dwyer, Mark T. Gallogly, Lawrence H. Guffey and Simon P. Lonergan. Mr. Gallogly is a member of BMA II and Messrs. Guffey and Lonergan are employees of an affiliate of the Blackstone Partnerships. The composition of the Board of Directors of the Company is subject to change from time to time.

Pursuant to the Merger Agreement, the Company agreed not to take any action for at least 90 days after the Merger to cause the Common Stock to be delisted from the Nasdaq National Market ("Nasdaq") or to cause the Company to cease to be subject to the reporting requirements of Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). After such 90-day period, the Company intends to delist the Common Stock from Nasdaq.

The Reporting Persons intend to review on a continuing bases their investment in the Company, and the Reporting Persons may decide to increase or decrease their investment in the Company depending upon the price and availability of the Company's securities, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

Other than as described above, none of the Reporting Persons have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

Item 5.   Interest in Securities of the Issuer.

(a) and (b). Pursuant to the Merger, BCP CCI, BCP CCI Offshore, BFIP II, Chase, Sunapee and Squam acquired 2,833,961; 835,743; 5,936; 221,861; 20,833 and 20,833 shares, respectively, of Common Stock.

Pursuant the Stockholders Agreement (as defined in Item 6 below), each of Chase, Sunapee and Squam has agreed to permit BCP CCI to vote all the Common Stock owned by such entity from time to time, and has executed an irrevocable proxy in favor of BCP CCI in connection with the foregoing. Accordingly, BCP CCI has voting power over all the Common Stock held by Chase, Sunapee and Squam and none of such entities has any voting power over any of the Common Stock held by it.

In addition, pursuant to Rule 13d-3 under the Exchange Act, Chase may be deemed to beneficially own 55,917 shares of Common Stock which are subject to a Warrant dated February 10, 1998 issued by BCP CCI, BCP CCI Offshore and BFIP II to Chase (the "Warrant"). The Warrant provides Chase with the right to purchase an aggregate of 55,917 shares from the Blackstone Partnerships, comprised of 43,113 shares from BCP CCI, 12,714 shares from BCP CCI Offshore and 90 shares from BFIP II for $.001 per share. Chase paid the Blackstone Partnerships an aggregate of $2,013,012 in cash for the Warrant. The Warrant is exercisable at any time or from time to time by Chase, but it shall be deemed to be automatically exercised upon the exchange by all the Stockholders (other than Chase) of their Common Stock for Class A partnership interests of the Partnership (as defined in Item 6) pursuant to the Stockholders Agreement and in certain circumstances if the Blackstone Partnerships exercise their drag-along rights under the Stockholders Agreement. Any shares delivered to Chase upon exercise of the Warrant would be subject to the voting agreement and irrevocable proxy described above. Accordingly, upon exercise of the Warrant, BCP CCI would have voting power over any of the shares of Common Stock delivered upon exercise, and Chase would not have any voting power over any of such shares. A copy of the Warrant is attached as Exhibit 3 hereto.

BCP CCI, BCP CCI Offshore and BFIP II, acting through their sole general partner BMA II, have the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the Common Stock respectively owned by them. As a result, BMA II may be deemed to beneficially own the shares of Common Stock directly owned by the respective Blackstone Partnerships of which it is the general partner. The Founding Members of BMA II have shared power to vote or to direct the vote of, and to dispose or to direct the disposition of, the shares of Common Stock that may be deemed to be beneficially owned by BMA II. As a result, each of such Founding Members may be deemed to beneficially own the shares of Common Stock that BMA II may be deemed to beneficially own.

Squam and Sunapee each has the sole power to dispose of the Common Stock owned by it. Sunapee is a wholly owned subsidiary of BC. Squam acts by and through its managing general partner, GPI, which is a wholly owned subsidiary of BC. CIGP is also a general partner of Squam and is wholly owned by Colin
F. Anderson.

The Stockholders have acted in concert in agreeing to acquire the Common Stock referred to in this Item 5, and pursuant to the Stockholders Agreement described below have agreed to contribute their shares to the Partnership, subject to receipt of regulatory approvals. Consequently, the Reporting

Persons may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act.

(c) To the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of the Common Stock, except as disclosed in this Schedule 13D.

(d) No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock referred to in this Item 5.

(e)  Not applicable.

Item 6. Contracts, Arrangement or Understandings with Respect to Securities of the Issuer.

Concurrently with the consummation of the Merger, the Stockholders and the Company entered into a Stockholders Agreement (the "Stockholders Agreement"). The Stockholders Agreement provides for the voting agreement of Chase, Sunapee and Squam (collectively, the "Other Stockholders") described in Item 5 above. The Other Stockholders also have agreed not to transfer any Common Stock, except (i) to affiliates who agree to be bound by the provisions of the Stockholders Agreement, (ii) to another stockholder party to the Stockholders Agreement, (iii) pursuant to a merger or consolidation in which the Company is a constituent corporation, (iv) pursuant to a public offering,
(v) pursuant to Rule 144 under the Securities Act of 1933, as amended, (vi) upon exercise of the tag-along rights of the Other Stockholders in connection with certain transfers of Common Stock by the Blackstone Partnerships, (vii) upon exercise of drag-along rights by the Blackstone Partnerships in connection with the transfer of Common Stock by the Blackstone Partnerships to a third party, which exercise would require the Other Stockholders to transfer a proportionate amount of Common Stock to such third party on the same terms, and (viii) in connection the Partnership Contribution (as defined below).

The Company has agreed not to issue additional shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock to the Blackstone Partnerships unless the Other Stockholders have the right to purchase such additional shares of Common Stock or convertible, exercisable or exchangeable securities, as the case may be, so issued upon the same terms such that, immediately after giving effect to the issuance and assuming the exercise of the right, the shares of Common Stock beneficially owned on a fully diluted basis by each Other Stockholder and its affiliates shall represent the same percentage of the aggregate number of shares of Common Stock outstanding on a fully diluted basis as was beneficially owned on a fully diluted basis by such Other Stockholder and its affiliates immediately prior to the issuance. The forgoing right shall not apply to any issuance to stockholders on a pro rata basis or any issuance pursuant to a public offering.

The Company also has agreed to provide the Blackstone Partnerships with demand and piggyback registration rights and the Other Stockholders with piggyback registration rights.

Subject to certain exceptions, the provisions of the Stockholders Agreement terminate upon the earlier of (i) the consummation of the Partnership Contribution or (ii) the earliest date on which the Stockholders own collectively less than 25% of the outstanding Common Stock, provided, that unless the Stockholders Agreement is terminated pursuant to clause (i) above, the voting agreements and the registration rights provisions shall survive until the Stockholders own collectively less than 3% of the outstanding Common Stock.

Each Stockholder has agreed, subject to receipt of any necessary regulatory approvals (including any approval of the Federal Communications Commission), to enter into a partnership agreement to form a partnership (the "Partnership") and to contribute all shares of Common Stock then owned by such Stockholder in exchange for a percentage of Class A partnership interests in the Partnership equal to the proportionate number of shares of Common Stock such Stockholder shall contribute to the Partnership relative to the aggregate number of shares contributed to the Partnership by all of the Stockholders (the "Partnership Contribution"). BCP CCI will be the general partner of the Partnership. A newly formed partnership, in which members of the Company's management will be the limited partners and in which an affiliate of the Blackstone Partnerships will be the general partner, will receive all the Class B partnership interests in the Partnership. Distributions will be made from the Partnership in respect of the Class B partnership interests based on the internal rate of return of the holders of Class A partnership interests.

In connection with the Partnership Contribution and as a condition thereto, the Company and the Partnership shall enter into a Registration Rights Agreement, in form and substance reasonably satisfactory to the Blackstone Partnerships, providing the Partnership with the same registration rights and obligations with respect to any Common Stock owned by the Partnership from time to time as the registration rights and obligations of the Blackstone Partnerships under the Stockholders Agreement.

The description of the Stockholders Agreement set forth herein is a summary thereof, and is qualified in its entirety by reference to the complete text thereof filed as Exhibit 4 hereto, which is incorporated herein by reference.

Except as set forth in this Statement, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the persons identified in
Item 2, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.


Item 7.   Material to be Filed as Exhibits.

     1.   Joint Filing Agreement

     2.   Powers of Attorney

     3.   Warrant

     4.   Stockholders Agreement

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         BLACKSTONE CCI CAPITAL PARTNERS L.P.

                         By:  BLACKSTONE MANAGEMENT
                                ASSOCIATES II L.L.C.


                         By: /s/ Mark T. Gallogly
                            ----------------------------------------------
                            Name:  Mark T. Gallogly
                            Title: Member


                         BLACKSTONE OFFSHORE CAPITAL
                         PARTNERS L.P.

                         By:  BLACKSTONE MANAGEMENT
                                ASSOCIATES II L.L.C.


                         By: /s/ Mark T. Gallogly
                            ----------------------------------------------
                            Name:  Mark T. Gallogly
                            Title: Member


                         BLACKSTONE FAMILY INVESTMENT PARTNERSHIP II L.P.

                         By:  BLACKSTONE MANAGEMENT
                                ASSOCIATES II L.L.C.


                         By: /s/ Mark T. Gallogly
                            ----------------------------------------------
                            Name:  Mark T. Gallogly
                            Title: Member


                         BLACKSTONE MANAGEMENT
                           ASSOCIATES II L.L.C.


                         By: /s/ Mark T. Gallogly
                            ----------------------------------------------
                            Name:  Mark T. Gallogly
                            Title: Member

                          /s/ Mark T. Gallogly
                         -------------------------------------------------
                         PETER G. PETERSON

                         By:  Mark T. Gallogly, Attorney-in-Fact


                          /s/ Mark T. Gallogly
                         -------------------------------------------------
                         STEPHEN A. SCHWARZMAN

                         By:  Mark T. Gallogly, Attorney-in-Fact


                         CHASE EQUITY ASSOCIATES, L.P.
                         By:  CHASE CAPITAL PARTNERS,
                              as General Partner


                         By: /s/ John M.B. O'Connor
                            -----------------------------------------------
                            Name:  John M.B. O'Connor
                            Title: General Partner


                         SUNAPEE SECURITIES, INC.


                         By: /s/ Leonard C. Banos
                            ----------------------------------------------
                            Name:  Leonard C. Banos
                            Title: Vice President


                         SQUAM LAKE INVESTORS, II, L.P.
                         By:  GPI, INC., as General Partner,


                         By: /s/ Leonard C. Banos
                            ----------------------------------------------
                            Name:  Leonard C. Banos
                            Title: Vice President of General Partner


Dated:  February 19, 1998

                                  SCHEDULE A

                           CHASE CAPITAL CORPORATION
                    (formerly Chemical Capital Corporation)


                              Executive Officers

Chief Executive Officer              William B. Harrison, Jr.<F1>
President                            Jeffrey C. Walker<F2>
Executive Vice President             Mitchell J. Blutt, M.D.<F2>
Vice President & Secretary           Gregory S. Meredith<F1>
Vice President                       George E. Kelts, III<F2>
Assistant Secretary                  Robert C. Carroll<F1>




                                   Directors

                           William B. Harrison, Jr.<F1>
                              Jeffrey C. Walker<F2>















___________________________
[FN]
<F1> Principal occupation is employee and/or officer of Chase.  Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.

<F2> Principal occupation is employee of Chase and/or general partner of CCP.
     Business address is c/o Chase Capital Partners, 380 Madison Avenue, New York, New York 10017.

                                  SCHEDULE B

                        THE CHASE MANHATTAN CORPORATION

                              Executive Officers<F1>

                         Walter V. Shipley, Chairman
                       Thomas G. Labrecque, President
                   William B. Harrison, Jr., Vice Chairman
             Donald L. Boudreau, Senior Executive Vice President
                Marc Shapiro, Senior Executive Vice President
             Joseph G. Sponholz, Senior Executive Vice President

                                   Directors<F2>

                                 Principal Occupation or Employment;
          Name                     Business and Residence Address

Hans W. Becherer         Chairman of the Board, Chief Executive Officer
                         Deere & Company
                         8601 John Deere Road
                         Moline, IL  61265

Frank A. Bennack, Jr.    President and Chief Executive Officer
                         The Hearst Corporation
                         959 Eighth Avenue
                         New York, NY  10019

Susan V. Berresford      President
                         The Ford Foundation
                         320 East 43rd Street
                         New York, NY  10017

M. Anthony Burns         Chairman, President and CEO
                         Ryder System, Inc.
                         3600 N.W., 52nd Avenue
                         Miami, FL  33166

H. Laurance Fuller       Chairman of the Board and Chief Executive Officer
                         Amoco Corporation
                         200 East Randolph Drive
                         Chicago, IL  60601


_____________________________
[FN]
<F1>  Principal occupation is executive officer and/or employee of The Chase
      Manhattan Bank.  Business address is c/o The Chase Manhattan Bank,
      270 Park Avenue, New York, New York 10017.
<F2>  Each of the persons named below is a citizen of the United States.

                                   Principal Occupation or Employment;
         Name                         Business and Residence Address

Melvin R. Goodes       Chairman of the Board and Chief Executive Officer
                       Warner-Lambert Company
                       201 Tabor Road
                       Morris Plains, NJ  07950

William H. Gray, III   President and Chief Executive Officer
                       United Negro College Fund/UNCF
                       8260 Willow Oaks Corporate Drive
                       P.O. Box 10444
                       Fairfax, VA  22031

George V. Grune        Retired Chairman and Chief Executive Officer
                       The Reader's Digest Association, Inc.
                       Chairman of the Board
                       The DeWitt Wallace-Reader's Digest Fund
                       Lila Wallace-Reader's Digest Fund
                       Reader's Digest Road
                       Pleasantville, NY  10570


William B. Harrison,   Vice Chairman of the Board
Jr.                    The Chase Manhattan Corporation
                       270 Park Avenue, 8th Floor
                       New York, NY  10017-2070

Harold S. Hook         Retired Chairman of the Board
                       American General Corporation
                       2929 Allen Parkway
                       Houston, TX  77019

Helene L. Kaplan       Of Counsel
                       Skadden, Arps, Slate, Meagher & Flom
                       919 Third Avenue - Room 29-72
                       New York, NY  10022

Thomas G. Labrecque    President
                       The Chase Manhattan Corporation
                       270 Park Avenue, 8th Floor
                       New York, NY  10017-2070

Henry B. Schacht       Retired Chairman of the Board and Chief
                         Executive Officer
                       Lucent Technologies, Inc.
                       600 Mountain Avenue - Room 6A511
                       Murray Hill, NJ  07974

Walter V. Shipley      Chairman of the Board
                       The Chase Manhattan Corporation
                       270 Park Avenue, 8th Floor
                       New York, NY  10017-2070

Andrew C. Sigler       Retired Chairman of the Board
                         and Chief Executive Officer
                       Champion International Corporation
                       1 Champion Plaza
                       Stamford, CT  06921

John R. Stafford       Chairman, President and Chief Executive Officer
                       American Home Products Corporation
                       Five Giralda Farms
                       Madison, NJ  07940

Marina V.N. Whitman    Professor of Business Administration and Public Policy
                       The University of Michigan
                       School of Public Policy
                       411 Lorch Hall, 611 Tappan Street
                       Ann Arbor, MI  48109-1220

                                  SCHEDULE C


COLIN F. ANDERSON

Name                 Citizenship      Principal Occupation      Business Address
----                 -----------      --------------------      ----------------

Colin F. Anderson    Canada           Director of Finance,      **
                                      Bain & Company, Inc.

SUNAPEE SECURITIES, INC.


Name/Title           Citizenship      Principal Occupation      Business Address
----------           -----------      --------------------      ----------------

Thomas J. Tierney,   *                President. Bain           **
President                             & Company, Inc.


Colin F. Anderson,   *                Director of Finance,      **
Director                             Bain & Company, Inc.

Leonard Banos,       *                Vice President and        **
Vice President and                    Controller, Bain &
Director                              Company, Inc.

Gary Wilkinson,      *                Treasurer, Bain and       **
Treasurer                             Company, Inc.



GPI, INC.

Name/Title           Citizenship      Principal Occupation      Business Address
----------           -----------      --------------------      ----------------

Colin F. Anderson,   Canada           Director of Finance,      **
President                             Bain & Company, Inc.

Gary Wilkinson,      *                Treasurer,                **
Vice President,                       Bain & Company, Inc.
Treasurer and
Director

Leonard Banos,       *                Vice President and        **
Vice President and                    Controller, Bain &
Director                              Company

Mary Welch,          *                Director of Tax, Bain     **
Vice President                        and Company, Inc.

David Ulliani,       *                Assistant Controller,     **
Vice President                        Bain & Company , Inc.

Stan Muranda,        U.K.             Vice President, Bain &    L
Director                              Company, Inc.

Name/Title           Citizenship      Principal Occupation      Business Address
----------           -----------      --------------------      ----------------

Christopher Zook,    *                Vice President, Bain &    **
Director                              Company, Inc.

Jonathan I. Mark,    *                Vice President, Bain &    **
Director                              Company, Inc.

Steven Schaubert,    *                Vice President, Bain &    **
Director                              Company, Inc.

Fritz Seikowsky,     Germany          Vice President, Bain &    MU
Director                              Company, Inc.

Jesse Rogers,        *                Vice President, Bain &    SF
Director                              Company, Inc.

Geoff Cullinan,      U.K.             Vice President, Bain &    L
Director                              Company, Inc.


CIGP, INC.

Name/Title           Citizenship      Principal Occupation      Business Address
----------           -----------      --------------------      ----------------

Colin F. Anderson,   Canada           Director of Finance,      **
President and                         Bain & Company, Inc.
Director

Gary Wilkinson,      *                Treasurer, Bain &         **
Vice President and                    Company, Inc.
Treasurer

Leonard Banos,       *                Vice President and        **
Vice President                        Controller, Bain &
                                      Company

BAIN & COMPANY, INC.

Name/Title           Citizenship      Principal Occupation      Business Address
----------           -----------      --------------------      ----------------

Thomas J. Tierney,   *                President, Bain &         **
President                             Company, Inc.

Leonard C. Banos,    *                Vice President &          **
Vice President &                      Controller, Bain &
Controller                            Company, Inc.

Gary Wilkinson,      *                Treasurer, Bain &         **
Treasurer                             Company, Inc.

Vernon E. Altman     *                VP&D                      SF
Colin F. Anderson    Canada           VP&D                      **

Keith W. Aspinall    UK               VP&D                      **

Name/Title           Citizenship      Principal Occupation      Business Address
----------           -----------      --------------------      ----------------

Robert I. Bechek     *                VP&D                      **

David J. Bechhofer   *                VP&D                      **

Ted W. Beneski       *                VP&D                      D

Stefano Bridelli     Italy            VP&D                      BRA

Robin W.T. Buchanan  U.K.             VP&D                      L

Giovanni Cagnoli     Italy            VP&D                      MI

Gianfilippo Cuneo    Italy            VP&D                      MI

Mark H. Daniell      *                VP&D                      SI

Philippe DeBacker    Belgium          VP&D                      BRU

John J. Donahoe      *                VP&D                      SF

Frederick E. Ehrsam  *                VP&D                      **

Charles M. Farkas    *                VP&D                      **

Jean-Pierre          France           VP&D                      P
Felenbok

Orit B. Gadiesh      *                VP&D                      **

Rickard Gardell      Australia        VP&D                      SY

James L. Gilbert     *                VP&D                      **

Crawford S. Gillies  U.K.             VP&D                      L

Mark A. Gottfredson  *                VP&D                      D

Russell A. Hagey     *                VP&D                      SF

David R. Harding     *                VP&D                      **

Barry Harrington     *                VP&D                      **

Jim Hildebrandt      Canada           VP&D                      HK

Shintaro Hori        Japan            VP&D                      TK

Gregory P.           Australia        VP&D                      SY
Hutchinson

David E. Johnson     *                VP&D                      **

Kelt Kindick         *                VP&D                      **

Earl T. Kivett       *                VP&D                      **

Name/Title           Citizenship      Principal Occupation      Business Address
----------           -----------      --------------------      ----------------

Luc J. Luyten        Belgium          VP&D                      BRU

Robert A. Maginn Jr  *                VP&D                      **

Olivier Marchal      France           VP&D                      P

Jonathan I. Mark     *                VP&D                      **

Stan B. Miranda      *                VP&D                      L

Jean-Marie Pean      France           VP&D                      P

Frederick F.         *                VP&D                      **
Reichheld

Darrell K. Rigby     *                VP&D                      **

Jesse T. Rogers      *                VP&D                      SF

Paul J. Rogers       U.K.             VP&D                      L

Edward B. Rouse      *                VP&D                      C

Stephen J.           *                VP&D                      **
Schaubert

Fritz R. Seikowsky   Germany          VP&D                      MU

Joseph C.            Canada           VP&D                      TR
Shlesinger

Tim Sims             Australia        VP&D                      SY

John A. Smith        *                VP&D                      L

Paul J. Smith        Australia        VP&D                      **

Thomas J. Tierney    *                VP&D                      **

Vincent H. Tobkin    *                VP&D                      SF

Bernd Venohr         Germany          VP&D                      MU

Marco Villa          Italy            VP&D                      MI

Elisabeth C. Walsh   *                VP&D                      SF

Phyllis R. Yale      *                VP&D                      **

Christopher J. Zook  *                VP&D                      **

Eric Aboaf           *                VP                        **

James Allen          *                VP                        L

Name/Title           Citizenship      Principal Occupation      Business Address
----------           -----------      --------------------      ----------------

Leonard C. Banos     *                VP                        **

Scott Bender         *                VP                        C

Richard Bergsund     *                VP                        LA

Luca Bettale         Italy            VP                        MI

Christopher Bierly   *                VP                        **

Marcia (Walley)      *                VP                        L
Blenko

Christopher Brahm    *                VP                        SF

Antonello Buondonno  Italy            VP                        MI

Maurizio Caio        Italy            VP                        MI

Fabio C. Cane        Italy            VP                        MI

John Carey           *                VP                        C

Luca Caruso          Italy            VP                        ST

Andre Castellini     Brazil           VP                        BRA

Denis Chabaneix      France           VP                        P

George W. Cogan      *                VP                        SF

Alan B. Colberg      *                VP                        A

Marco Colombo        Italy            VP                        MI

Miles Cook           *                VP                        A

Alistair J. Corbett  U.K.             VP                        TR

Marco Costaguta      Spain            VP                        MI

Kim Crawford         *                VP                        S.F.

Geoffrey Cullinan    U.K.             VP                        L

Eric Dahl            Norway           VP                        ST

Michael L. Dart      U.K.             VP                        C

Miguel De Oca        Spain            VP                        MA

Luca Digiacomo       Italy            VP                        MI

Paul DiPaola         *                VP                        **

Name/Title           Citizenship      Principal Occupation      Business Address
----------           -----------      --------------------      ----------------

William D. Donovan   *                VP                        D

Jochen Duelli        Germany          VP                        MU

Anthony Ecock        *                VP                        **

Stephen A. Ellis     *                VP                        S.F.

Joanna D. Engelke    *                VP                        **

Giovanni Fiorentino  Italy            VP                        BRA

Daniel Friedberg     Canada           VP                        TR

Jorge Galera         Spain            VP                        MA

Bernard Gautier      France           VP                        P

Simon Griffiths      U.K.             VP                        ST

Per Hallius          Sweden           VP                        ST

William J. Hayes     *                VP                        A

Adrian Heryford      *                VP                        **

Toshihiko Hiura      Japan            VP                        TK

Thomas J. Holland    *                VP                        SF

Christopher Hopton   U.K.             VP                        L

Mark Horwitch        *                VP                        C

Timothy D. Hough     U.K.             VP                        SA (J)

Ryoji Itoh           Japan            VP                        TK

Mark E. Jones        Canada           VP                        D

Martin Kay           U.K.             VP                        **

Andrew D. Klein      *                VP                        SF

Phillip S. Kleweno   *                VP                        LA

Bernard C. Kummerli  Sweden           VP                        G

Bruno Lannes         France           VP                        P

Pierre M. Lavallee   Canada           VP                        TR

Dianne Ledingham     *                VP                        **

Jorge R. Leis        *                VP                        D

Name/Title           Citizenship      Principal Occupation      Business Address
----------           -----------      --------------------      ----------------

Carlos N. Lukac      *                VP                        MC

Michele Luzi         Italy            VP                        L

Emmanuel P. Maceda   *                VP                        SF

Robert Markey        *                VP                        **

James McCurry        *                VP                        A

Michael H. McKay     *                VP                        **

Matthew Meacham      U.K.             VP                        MC

Paul Meehan          Ireland          VP                        SY

Kristine Miller      *                VP                        SF

Josef R. Ming        Sweden           VP                        MU

Antonio Moya         Spain            VP                        MA

Keiji Nagano         Japan            VP                        TK

Guido R. Nicola      Italy            VP                        MI

Lucien-Charles       France           VP                        P
Nicolet

Douglas Nyhoff       Canada           VP                        D

Michael O'Sullivan   U.K.             VP                        **

Kim J. Ogden         *                VP                        **

David S. Olivet      *                VP                        SF

Charles M. Ormiston  *                VP                        SI

Ranjan Pant          *                VP                        **

Chul Joon Park       South Korea      VP                        SE

Paolo Personeni      Italy            VP                        MI

Marco Petruzzi       Italy            VP                        BRA

Giuseppe Piccinotti  Italy            VP                        MI

Simon Pillar         U.K.             VP                        SY

Bertrand Pointeau    France           VP                        P

Geert Postma         Netherlands      VP                        BRU

Name/Title           Citizenship      Principal Occupation      Business Address
----------           -----------      --------------------      ----------------

Elizabeth C. Ramos   *                VP                        **

Mark A. Richardson   U.K.             VP                        SY

James H. Root        U.K.             VP                        HK

Sam B. Rovit         *                VP                        C

David G. Sanderson   *                VP                        LA

Stefano Santini      Italy            VP                        MI

Robert Schaus        Luxenberg        VP                        MU

Philip E. Schefter   *                VP                        **

Eric K. Schwalm      *                VP                        **

Franz-Josef          Germany          VP                        MU
Seidensticker

Thomas M. Shannon    *                VP                        MO

Roger W. Siddle      U.K.             VP                        L

Joseph T. Spinelli   *                VP                        **

Claudio Stabon       Italy            VP                        MI

Paul A. Stone        U.K.             VP                        L

Oliver Stratton      U.K.             VP                        HK

Frederick Studier    *                VP                        LA

Scott Tanner         Australia        VP                        SY

Sandrine Teze        France           VP                        P

Till Vestring        Germany          VP                        SI

Vijay Vishwanath     India            VP                        **

Janet Voute          *                VP                        G

Dr. Theodor Weimer   Germany          VP                        MU

Wulf Weller          Germany          VP                        MU

Paul Wilson          U.K.             VP                        L

Alexander Wouterse   Netherlands      VP                        MU

Rick W. Yan          China            VP                        HK

Roman Zeller         Germany          VP                        MU

LEGEND:

*        U.S. Citizen

VP       Vice President

D        Director

**       Two Copley Place, Boston, MA 02116

A        The Monarch Tower, Suite 1200, 3424 Peachtree Road, NE, Atlanta, GA
         30326

BE Bain & Company China, Inc., Suite 2501 China World Tower, No. 1 Jian Guo Men Wai Avenue, Beijing 100004, CHINA

BRA Bain & Company, Brazil, Inc., Rua Iguatemi, 192-21 andar, 01451-010 - San Paulo - SP, BRAZIL

BRU Bain & Company, Belgium, Inc., Blue Tower - 24th Floor, 326 Avuenue Louise, 1050 Brussels, BELGIUM

C        333 West Wacker Drive, Suite 3000, Chicago, IL 60606-1226

D        5215 North O'Connor Road, Suite 500, Irving, TX 75039-3731

G        Bain & Company Switzerland, Inc., 30 rue du Rhone, 1204 Geneva,
         SWITZERLAND

HK Bain & Company (Hong Kong) 10th Floor, One Pacific Place, 88 Queensway, HONG KONG

L        Bain & Company, Inc. United Kingdom, 40 Strand, London WC2N 5HZ,
         ENGLAND

LA       1999 Avenue of the Stars, Los Angeles, CA 90067

MA       Bain & Company Spain, Pawo de Castellana 100, 9a, Planta, 28046,
         Madrid, SPAIN

MC Bain & Company Mexico, Inc., Corporativo Reforma Laureles, Paseo d los Laureles 458 P.H., Bosques de las Lomas, MEXICO, D.F. 05120

MI       Bain Cuneo e Associati, Via Crocefisso n. 10/12, 20122 Milan, ITALY

MO       Bain Consultants, Inc. Scherbakovskaya, Str. 40-42, 105187, Moscow,
         RUSSIA

MU       Bain & Company Germany, Inc., Thomas-Wimmer-Ring 3, 80539 Munich,
         GERMANY

P        Bain & Compagnie, Snc., 21, boulevard de la Madeleine, 75001 Paris,
         FRANCE

R        Bain, Cuneo e Associati, Piazza Ungheria, 6, 00198 Rome, ITALY

SF       One Embarcardero Center, San Francisco, CA 94111-3722

SE Bain & Company Korea, Inc., Suite 2114, kyobo Building, 1 Chongro 1-ka, Chongro-gu, Seoul 110-714, KOREA

SI Bain & Company (Asia), Inc., 15th Floor Cosco Building, 8 Robinson Road, Singapore 048544, REPUBLIC OF SINGAPORE

SA(J)    Dunkeld Gardens, 17 Kent Road, Dunkeld West 2196, Johannesburg, SOUTH
         AFRICA

SA(C) Oakdale House, Norwich Oval, 1 Oakdale Road, Newlands 7700, Capetown, SOUTH AFRICA

ST Bain & Company Nordic, Inc. Standvagen 5B, 3rd Floor, S-144 51 Stockholm, SWEDEN

SY Bain International Inc., Level 34, The Chifley Tower, 2 Chifley Square, Sydney, NSW 2000, AUSTRALIA

TK Bain & Company Japan, Inc., Hibiya Kokusai Building, 14th Floor, 2-2-3, Uchisaiwai-cho, Chiyoda-ku, Tokyo 100, JAPAN

TR Bain & Company Canada Inc., 162 Cumberland Street, Suite 300, Toronto, Ontario M5R 3N5

                                   EXHIBIT 1

                            JOINT FILING AGREEMENT


In accordance with Rule 13d-1(f) of the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of us of a statement on Schedule 13D relating to the Common Stock, par value $.01 per share, of CommNet Cellular Inc., a Colorado corporation, and that any amendments thereto filed by any of us will be filed on behalf of each of us. This Agreement may be included as an exhibit to such joint filing.


                              BLACKSTONE CCI CAPITAL PARTNERS L.P.

                              By:  BLACKSTONE MANAGEMENT
                                     ASSOCIATES II L.L.C.

                              By: /s/ Mark T. Gallogly
                                 ---------------------------------
                                 Name:  Mark T. Gallogly
                                 Title: Member

                              BLACKSTONE OFFSHORE CAPITAL
                                PARTNERS L.P.

                              By:  BLACKSTONE MANAGEMENT
                                     ASSOCIATES II L.L.C.

                              By: /s/ Mark T. Gallogly
                                 ---------------------------------
                                 Name:  Mark T. Gallogly
                                 Title: Member

                              BLACKSTONE FAMILY INVESTMENT
                                PARTNERSHIP II L.P.

                              By:  BLACKSTONE MANAGEMENT
                                     ASSOCIATES II L.L.C.

                              By: /s/ Mark T. Gallogly
                                 ---------------------------------
                                 Name:  Mark T. Gallogly
                                 Title: Member

                              BLACKSTONE MANAGEMENT
                                ASSOCIATES II L.L.C.

                              By: /s/ Mark T. Gallogly
                                 ---------------------------------
                                 Name:  Mark T. Gallogly
                                 Title: Member

                                /s/ Mark T. Gallogly
                               -----------------------------------
                               PETER G. PETERSON

                               By: Mark T. Gallogly, Attorney-in-Fact

                                /s/ Mark T. Gallogly
                               -----------------------------------
                               STEPHEN A. SCHWARZMAN

                               By: Mark T. Gallogly, Attorney-in-Fact


                              CHASE EQUITY ASSOCIATES, L.P.
                              By:  CHASE CAPITAL PARTNERS,
                                     as General Partner


                              By: /s/ John M.B. O'Connor
                                 ---------------------------------
                                 Name:  John M.B. O'Connor
                                 Title: General Partner

                              SUNAPEE SECURITIES, INC.

                              By: /s/ Leonard C. Banos
                                 ---------------------------------
                                 Name:  Leonard C. Banos
                                 Title: Vice President

                              SQUAM LAKE INVESTORS, II, L.P.
                              By:  GPI, INC., as General Partner,

                              By: /s/ Leonard C. Banos
                                 -----------------------------------
                                 Name:  Leonard C. Banos
                                 Title: Vice President of General Partner


Dated:  February 19, 1998

                                   EXHIBIT 2

                               POWER OF ATTORNEY


          Know all men by these presents that Peter G. Peterson does hereby make, constitute and appoint Mark T. Gallogly and Lawrence H. Guffey as true and lawful attorneys-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned's individual capacity and as a member of any limited liability company or partner of any limited partnership for which the undersigned is otherwise authorized to sign), to execute and deliver such forms as may be required to be filed from time to time with the Securities and Exchange Commission with respect to any investments of Blackstone CCI

Capital Partners L.P., Blackstone CCI Offshore Capital Partners L.P.,

Blackstone Family Investment Partnership II L.P. or their affiliates in the common stock of CommNet Cellular Inc. (including any amendments or supplements to any reports or schedules previously filed by such persons or entities) pursuant to Sections 13(d) and 16(a) of the Securities Exchange Act

of 1934, as amended, including without limitation Schedules 13D and statements on Form 3, Form 4 and Form 5.

 /s/ Peter G. Peterson
--------------------------
Name: Peter G. Peterson

February 18, 1998

                               POWER OF ATTORNEY


          Know all men by these presents that Stephen A. Schwarzman does hereby make, constitute and appoint Mark T. Gallogly and Lawrence H. Guffey as true and lawful attorneys-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned's individual capacity and as a member of any limited liability company or partner of any limited partnership for which the undersigned is otherwise authorized to sign), to execute and deliver such forms as may be required to be filed from time to time with the Securities and Exchange Commission with respect to any investments of Blackstone CCI

Capital Partners L.P., Blackstone CCI Offshore Capital Partners L.P.,

Blackstone Family Investment Partnership II L.P. or their affiliates in the common stock of CommNet Cellular Inc. (including any amendments or supplements to any reports or schedules previously filed by such persons or entities) pursuant to Sections 13(d) and 16(a) of the Securities Exchange Act

of 1934, as amended, including without limitation Schedules 13D and statements on Form 3, Form 4 and Form 5.

 /s/ Stephan A. Schwartzman
-----------------------------
Name: Stephen A. Schwarzman

February 18, 1998